Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

uniQure N.V.:

We consent to the incorporation by reference in the registration statements (No. 333-225636) on Form S-3 and (No. 333-225629, No. 333-222051, No. 333-218005 and No. 333-197887) on Form S-8 of uniQure N.V. of our report dated March 1, 2021, with respect to the consolidated balance sheets of uniQure N.V. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the 2020 Annual Report on Form 10-K of uniQure N.V. Our report refers to a change in accounting for leases due to the adoption of ASC Topic 842 Leases.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 1, 2021